UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)

The Royal Bank of Scotland Group plc

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G76891111

(CUSIP Number)

Peter King

1 Horse Guards Road

London

SW1A 2HQ

(+44) 20 7270 5666

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2020

(Date of Event which Requires Filing of this Statement)

HM Treasury;

UK Government Investments Ltd

(Names of Reporting Persons)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory note: In lieu of providing the information called for by Schedule 13D, Her Majesty's Treasury is furnishing a copy of "TR-1: Notification of Major Interest in Shares", which is the standard form for any notification required to be delivered under the UK Disclosure Rules and Transparency Rules to an issuer whose shares are listed on a relevant European Economic Area market (and to the UK Financial Conduct Authority) following the acquisition or disposal of certain interests in the shares or voting rights in such issuer. The UK Disclosure Rules and Transparency Rules implement the European Transparency Directive (EU Directive 2004/109/EC). This modified Schedule 13D is filed pursuant to no-action relief granted by the Staff of the Securities and Exchange Commission in a no-action letter dated December 10, 2008.

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)[i]

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:	The Royal Bank of Scotland Group plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an “X” if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an “X”)
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights	☒
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name	The Commissioners of Her Majesty’s Treasury
City and country of registered office (if applicable)	London, England
4. Full name of shareholder(s) (if different from 3.)[v]
Name	The Solicitor for the Affairs of Her Majesty’s Treasury
City and country of registered office (if applicable)	London, England
5. Date on which the threshold was crossed or reachedvi:	8 June 2020
6. Date on which issuer notified (DD/MM/YYYY):	8 June 2020
7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	61.93%		61.93%	48,503,754,336
Position of previous notification (if applicable)	62.4%		62.4%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type of shares ISIN code (if possible)	Number of voting rightsix		% of voting rights
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
Ordinary Shares of £1 each GB00B7T77214	30,037,934,076		61.93%

SUBTOTAL 8. A	30,037,934,076		61.93%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Periodxi	Physical or cash settlementxii	Number of voting rights	% of voting rights

SUBTOTAL 8. B 2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an “X”)
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii
Full chain of controlled undertakings through which the voting rights and/or the
financial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)	☒

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

UK Government Investments Limited, a company wholly-owned by Her Majesty’s Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with Her Majesty’s Treasury).

The Solicitor for the Affairs of Her Majesty’s Treasury is acting as nominee for Her Majesty’s Treasury.

The Commissioners of Her Majesty’s Treasury	61.93%	61.93%

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi
The Solicitor for the Affairs of Her Majesty’s Treasury is acting as nominee for Her Majesty’s Treasury.

Place of completion	London, England
Date of completion	8 June 2020

Legal Entity Identifier: 2138005O9XJIJN4JPN90

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2020

Her Majesty’s Treasury, a department of Her Majesty’s Government of the United Kingdom of Great Britain and Northern Ireland

By:	/s/ Jonathan Edwards
Name: Jonathan Edwards
Title: Deputy Director, State-Owned Financial Assets

UK Government Investments Ltd

By:	/s/ Robert Razzell
Name: Robert Razzell
Title: Chief Financial Officer, UKGI